Exhibit (d)(7)

TIAA-CREF LIFE FUNDS
AMENDED AND RESTATED
EXPENSE REIMBURSEMENT AGREEMENT

This Agreement is entered into effective as of May 1, 2026 by and between TIAA-CREF Life Funds (the “Trust”), a Delaware statutory trust, and Teachers Advisors, LLC (“Advisors”), a Delaware corporation.

WHEREAS, the Trust is an open-end diversified management investment company currently consisting of a number of investment portfolios, which may consist of one or more classes (collectively, the “Funds”);

WHEREAS, Advisors and the Trust have entered into an Investment Advisory Agreement (the “Investment Advisory Agreement”) providing for investment advisory services to be provided by Advisors to the Funds for an investment advisory fee; and

WHEREAS, with respect to the Funds, the parties hereto wish to lessen the impact of the total ordinary operating expenses of the Funds (collectively, the “Total Expenses”);

NOW, THEREFORE, the parties do hereby agree as follows:

1.	Term of Agreement. With respect to each Fund, this Agreement shall continue in force until the close of business on April 30, 2027, unless earlier terminated by written agreement of the parties hereto.

2.	Reimbursement of Expenses of the Funds. Advisors hereby agrees to reimburse the Funds for the Total Expenses of the Funds that exceed, on an annual basis, the percentages of average daily net assets set forth on Exhibit A, subject in all cases to possible further reductions as a result of reductions in the complex-level fee component of the investment management fee for each Fund subject to the complex-level fee, as detailed in the Investment Management Agreement. Total Expenses under this Agreement shall not be construed to include interest, taxes, brokerage commissions or other transactional expenses, Acquired Fund Fees and Expenses (as defined in the Securities and Exchange Commission’s Form N-1A) or any Extraordinary Expenses incurred by a Fund. Extraordinary Expenses shall include, but not be limited to: litigation costs and claims and other expenses not incurred in the ordinary course of a Fund’s business.

3.	Amount and Frequency of Reimbursements. The amount of reimbursement, if any, for each Fund shall be determined monthly. The frequency of such reimbursements shall be made from time to time as agreed upon between the Trust and Advisors.

4.	Assignment and Modification. This Agreement may be modified or assigned only by a writing signed by all of the parties.

5.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

Teachers Advisors, LLC

/s/ Rachael Zufall
By: Rachael Zufall
Title: Assistant Secretary

TIAA-CREF Life Funds

On behalf of each of the Funds

/s/ Marc Cardella
By: Marc Cardella
Title: Vice President and Controller

Exhibit A

FUND	TOTAL EXPENSES CAP

Nuveen Life Growth Equity Fund	0.52%
Nuveen Life Core Equity Fund	0.52%
Nuveen Life International Equity Fund	0.60%
Nuveen Life Large Cap Value Fund	0.52%
Nuveen Life Small Cap Equity Fund	0.53%
Nuveen Life Stock Index Fund	0.09%
Nuveen Life Social Choice Equity Fund	0.22%
Nuveen Life Real Estate Securities Select Fund	0.57%
Nuveen Life Core Bond Fund	0.35%
Nuveen Life Money Market Fund	0.15%
Nuveen Life Balanced Fund	0.10%